

Mailstop 4628

July 20, 2017

Via E-mail
Mr. Chris Bellairs
Chief Financial Officer
Dean Foods Company
2711 North Haskell Avenue, Suite 3400
Dallas, Texas 75204

Re: Dean Foods Company
Form 10-K for the Fiscal Year ended December 31, 2016
Filed February 22, 2017
Form 8-K Filed May 9, 2017
File No. 1-12755

Dear Mr. Bellairs:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Financial Statements

Note 1 – Summary of Significant Accounting Policies, page F-6

Recently Issued Accounting Pronouncements, page F-9

1.   We note your discussion of new revenue recognition guidance and the impact that this guidance may have with respect to your classification of bulk cream sales. Please address the following:

- Tell us the amount of bulk cream sales for the years ended December 31, 2016, December 31, 2015 and December 31, 2014;

- Explain your basis under existing authoritative literature for your current presentation of these sales as a reduction to cost of sales; and,

- Explain the current status of your evaluation of the classification of these sales under new revenue recognition guidance.

Note 18 – Segment, Geographic and Customer Information, page F-43

2. We note various disclosures regarding aspects of your branded and private label activities, including the disclosure regarding your current business strategy to strengthen your private label business. In view of these disclosures and your stated strategy, explain to us how you have considered whether your branded and private label activities represent separate operating segments. As part of your response, please address the following:

- Explain to us, in reasonable detail, how you have applied the guidance in FASB ASC paragraph 280-10-50-1 in identifying your operating segment and concluding that you have one operating segment;

- Provide an organization chart together with a narrative that describes your management structure. The narrative should explain how you have identified your CODM and should describe the roles of your CODM and each individual who oversees an operating segment, as well as the process through which your CODM allocates resources and assesses performance; and,

- Provide us with a recent example of the information that the CODM regularly reviews to allocate resources and to assess performance.

Form 8-K dated May 9, 2017

Exhibit 99.1- Earnings Release for the First Quarter of 2017

Non-GAAP Financial Measures

Adjusted Operating Results

3. You present certain non-GAAP measures that adjust the GAAP measures to exclude the impact of certain listed items, and explain that these non-GAAP measures provide useful information to investors by excluding expenses, gains or losses that are not indicative of your core operating performance. You also explain that you cannot predict the timing and amount associated with such items.

Mr. Chris Bellairs
Dean Foods Company
July 20, 2017

Clarify for us why you believe excluding the impact of the "incremental non-cash trademark amortization triggered by the launch of a national fresh white milk brand", which relates to the 2015 launch of your DairyPure milk that resulted in the conversion of certain of your trademarks from indefinite lived to finite lived, is consistent with the reasons you have described for the adjustments made to your GAAP amounts. In this regard, we note that DairyPure appears to be core to your operating performance, and that timing and amount of the trademark amortization are predictable. As part of your response, explain why you believe the excluded amounts differ from other amortization or depreciation charges that have not been excluded from the adjusted amounts.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources